

April 2, 2015

<u>Via E-Mail</u>
Karl Hoshor
Chief Executive Officer
TeleHealthCare, Inc.
20111 Greeley Rd.
Lake Mathews, CA 92570

   Re: TeleHealthCare, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed March 26, 2015
     File No. 333-201391

Dear Mr. Hoshor:

  We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments.

<u>General</u>

1. We note your statement in the Plan of Distribution section that "[t]he selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act. . . ." As Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling stockholders is considered an underwriter. See SEC Release 33-8869 (2007). Accordingly, revise to identify all selling stockholders as underwriters in the registration statement.

2. We note the statement on the cover page and in the plan of distribution section that the selling stockholders will sell their shares at a fixed price of $0.025 per share for the duration of the offering or until your shares are quoted on the OTC Markets or listed for trading or quoted on any other public market. Since it appears that you are not eligible to do an at the market offering on a primary basis pursuant to Securities Act Rule 415(a)(4), please revise your disclosure throughout your registration statement to include a fixed price for the duration of the offering.

  You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, me at (202) 551-3456, with any other

Karl Hoshor
TeleHealthCare, Inc.
April 2, 2015
Page 2

questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.


Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney


cc: <u>Via-Email</u>
   Eric Stoppenhagen, Esq.
   Law Offices of Eric Stoppenhagen